Exhibit 99.1

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

IN U. S. DOLLARS

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except per share data)

	June 30, 2008	December 31, 2007

	Unaudited	Audited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$78,370	$4,302
Restricted cash	–	146
Trade receivables (net of allowance for doubtful accounts of $ 4,851 at December 31, 2007)	–	15,670
Other accounts receivable and prepaid expenses	3,243	4,425
Assets held for sale	1,294	–
Inventories	–	20,091

Total current assets	82,907	44,634

LONG-TERM ASSETS:
Severance pay fund	–	1,275
Other assets	41	474

Total long-term assets	41	1,749

PROPERTY AND EQUIPMENT, NET	–	5,944

Total assets	$82,948	$52,327

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and loans	$–	$13,962
Liability held for sale	942	–
Current maturities of long-term loans	–	649
Trade payables	112	21,388
Deferred revenues	–	2,434
Employees and related benefits	2,963	3,690
Accrued expenses and other liabilities	4,376	7,483

Total current liabilities	8,393	49,606

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	–	19,835
Accrued severance pay	262	1,637
Other long-term liabilities	4,723	3,428

Total long-term liabilities	4,985	24,900

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital -
Ordinary shares of NIS 1 par value:
Authorized: 170,000,000 at June 30, 2008 and December 31, 2007; Issued and outstanding: 72,720,505 and 72,710,505 shares at June 30, 2008 and December 31, 2007, respectively	16,525	16,522
Additional paid-in capital	72,065	66,328
Accumulated other comprehensive income	–	127
Accumulated deficit	(19,020)	(105,156)

Total shareholders’ equity (deficiency)	69,570	(22,179)

Total liabilities and shareholders’ equity	$82,948	$52,327

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,

	2008	2007

	Unaudited

Revenues:
Products	$10,568	$35,786
Services	842	2,622

Total revenues	11,410	38,408

Cost of revenues:
Products (a)	7,632	19,647
Inventory write-off	494	1,169

	8,126	20,816

Services	2,872	3,498

Total cost of revenues	10,998	24,314

Gross profit	412	14,094

Operating expenses:
Research and development	1,942	3,514
Selling and marketing	3,080	6,321
General and administrative	8,091	5,621
Amortization of other intangible assets	–	42

Total operating expenses	13,113	15,498

Operating loss	(12,701)	(1,404)
Gain on sale of Company’s business, net	93,785	–
Financial income, net	6,347	11

Income (loss) before taxes on income	87,431	(1,393)
Taxes on income	1,295	371

Net income (loss)	$86,136	$(1,764)

Net income per share:

Basic:	$1.184	$– *)

Diluted:	$0.982	$– *)

*)	Less than 0.01.

(a)	Includes rent expenses charged by a related party totaling $186 and $62 for the 6 month periods ended June 30, 2007 and 2008, respectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary Shares outstanding	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity (deficiency)

Balance as of January 1, 2007	60,523,886	13,635	61,956	(475)	(96,119)	–	(21,003)

Issuance of shares and warrants, net	11,734,950	2,774	3,303	–	–	–	6,077
Stock - based compensation	–	–	1,003	–	–	–	1,003
Exercise of employee stock options	451,669	113	66	–	–	–	179
Cumulative effect adjustment upon adoption of FIN 48	–	–	–	–	(2,617)	–	(2,617)
Comprehensive loss:
Net loss	–	–	–	–	(6,420)	$(6,420)	(6,420)
Foreign currency translation adjustments	–	–	–	602	–	602	602

Total comprehensive loss						$(5,818)

Balance as of December 31, 2007	72,710,505	$16,522	$66,328	$127	$(105,156)	–	$(22,179)

Stock - based compensation	–	–	2,187	–	–	–	2,187
Exercise of employee stock options	10,000	3	1	–	–	–	4
Repurchase of options	–	–	(1,451)	–	–	–	(1,451)
Cancellation of a Subordinated note to related parties	–	–	5,000	–	–		5,000
Comprehensive income:
Net Income	–	–	–	–	86,136	$86,136	86,136
Realization of Foreign Currency translation	–	–	–	(127)	–	(127)	(127)

Total comprehensive Income						$86,009

Balance as of June 30, 2008	72,720,505	$16,525	$72,065	$–	$(19,020)		$69,570

The accompanying notes are an integral part of the consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,

	2008	2007

	Unaudited

Cash flows from operating activities:

Net income (loss)	$86,136	$(1,764)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gain from sale of Company’s business	(93,785)	–
Depreciation and amortization	256	1,005
Amortization of other intangible assets	–	42
Currency fluctuation of long-term debt	133	42
Accrued severance pay, net	98	(86)
Stock-based compensation	3,797	539
Foreign currency translation loss (gain) on inter-company balances with foreign subsidiaries	109	(234)
Amortization of accrued interest on restructured debt	(7,335)	–
Decrease in trade receivables, net	4,812	9
Increase in other accounts receivable and prepaid expenses	(1,338)	(225)
Increase in inventories	(2,571)	(262)
Increase (decrease) in other long-term liability	1,295	(280)
Decrease (increase) in other assets	27	(81)
Increase (decrease) in trade payables	2,267	(185)
Increase in accrued expenses and other liabilities	661	946
Increase (decrease) in deferred revenues	718	(652)

Net cash used in operating activities	(4,720)	(1,186)

Cash flows used in investing activities:

Purchase of property and equipment	(148)	(592)
Proceeds from restricted cash	146	39
Proceeds from sale of the Company’s business, net (2)	100,732	–

Net cash provided by (used in) investing activities	100,730	(553)

Cash flows from financing activities:

Proceeds from issuance of shares, net	–	6,095
Proceeds from exercise of options, net	4	9
Short-term bank credit and short-term loans, net	(8,959)	(285)
Payment of long-term loans, including interest on restructured debt	(12,344)	(790)

Net cash provided by (used in) financing activities	(21,299)	5,029

Effect of exchange rate changes on cash	(643)	(98)

Increase in cash and cash equivalents	74,068	3,192
Cash and cash equivalents at the beginning of the period	4,302	4,868

Cash and cash equivalents at the end of the period	$78,370	$8,060

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,

		2008	2007

		Unaudited

(1)	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:

	Interest	$527	$607

(2)	See Note 1

The accompanying notes are an integral part of the interim consolidated financial statements.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.

Ellomay Capital Ltd. (“the Company”) (formerly: NUR Macroprinters Ltd.), an Israeli company, is a shell company whose current plan of operations is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Until February 29, 2008, the Company and its subsidiaries (collectively, “the Group”) developed, manufactured, sold and provided services of digital printing systems for on-demand, short-run, wide format and super-wide format printing as well as related consumable products.

Until February 29, 2008, the Company operated through wholly-owned subsidiaries for sales, support services and marketing of the Company’s products in their country or region of domicile. Such entities include NUR Europe S.A. (“NUR Europe”) in Belgium, NUR America, Inc. (“NUR America”) in the U.S., NUR Asia Pacific Limited (“NUR Asia Pacific”) in Hong Kong and NUR Japan Ltd. (“NUR Japan”) in Japan.

b.

On December 9, 2007, the Company entered into an Asset Purchase Agreement (“the Agreement”) with Hewlett-Packard Company (“HP”) for the sale of its business to HP (the “HP Transaction”). The Agreement contemplated the sale of substantially all of the assets and liabilities relating to the business with the exception of specific assets and liabilities as defined in the Agreement. In connection with the Agreement, HP also agreed to acquire three of the Company’s subsidiaries, NUR Europe S.A., NUR Japan Ltd and NUR Do Brazil Ltda., a company organized pursuant to the laws of Brazil. In addition to the transfer of the assets, liabilities and aforementioned subsidiaries, one of the conditions to the consummation of the HP Transaction was the transfer of approximately 80% of the Company’s employees to HP and HP’s subsidiaries. The HP Transaction was completed and all included assets, liabilities and employees were transferred from the Company and its subsidiaries to HP and several of its subsidiaries on February 29, 2008 (“Closing Date”).

As of February 29, 2008, the carrying value of assets and liabilities assumed by HP was as follows:

February 29, 2008

Cash	$2,883
Trade receivables	11,207
Other accounts receivable and prepaid expenses	2,569
Inventories	22,454
Severance pay fund	1,073
Other assets	406
Property, plant and Equipment, net	5,115
Realization of foreign currency translation	127

Total assets	45,834

Trade payables	23,589
Other accounts payable and accrued expenses	7,421
Advances from customers	1,684
Accrued severance pay	1,270

Total liabilities	33,964

Net assets sold	$11,870

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The base purchase price pursuant to the agreement was $117,500. The purchase price was subject to upward or downward adjustment based on the net debt (bank debt less cash balances) of the Company and subsidiaries that were not purchased by HP as of the Closing Date. The adjustment on February 29, 2008 was approximately $4,000, for a total consideration under the Agreement of $121,500. Of the total consideration, $103,900 was transferred to the Company on the Closing Date, $1,600 was withheld by HP until final calculation of the net debt at closing, $1,500 was withheld by HP until the assignment to the Company of NUR Europe’s obligations with respect to its capital lease and Government grants and the remaining $14,500 was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to the Company in two installments: $9,500 is to be distributed eighteen months after closing and $5,000 is to be distributed twenty-four months after closing. It is too early to determine the probability of receiving such withheld funds from HP and therefore, the $14,500 deposited in the escrow account and the $1,500 withheld with respect to Nur Europe’s obligations, were not recognized as part of the Gain on sale of Company’s business. Those amounts (or any parts of them) will be recorded once their receipt becomes probable.

Assets and liabilities excluded from the Agreement included, but were not limited to: cash balances held by the Company and subsidiaries that were not purchased by HP, short and long term bank credit and loans, all costs incurred in respect to the HP Transaction including severance liabilities, rights and obligations in respect to employees not transferred to HP; rights and obligations related to outstanding litigations, claims and disputes; intercompany balances, all tax benefits and obligations with the exception of such benefits and obligations relating to continuing operations from the Closing Date, assets and obligations in respect of certain government-supported research and development projects and obligations due to or from shareholders.

As part of the agreement, the Company agreed to change its corporate name. The Company’s name was changed to Ellomay Capital Ltd. in April 2008. In addition, the Company agreed not to solicit any former employees who were transferred to HP or to engage in any business engaged directly in the same business as conducted by the Company at closing, both for a period of three years following the closing date.

Following the Transaction with HP, the company decided to sell the building previously used by its European Subsidiary and the capital lease related to it. The Company believes that the building and the capital lease will be sold no later then the end of 2008. On June 30, 2008 the Company determined that the plan of sale criteria in FASB Statement No.144 “Accounting for the Impairment or Disposal of Long Lived Assets” has been met.

In connection with the HP Transaction, the Board of Directors approved the acceleration of the vesting of all outstanding employee stock options following the Closing Date and the repurchase, subject to the fulfillment of regulatory requirements, of the then outstanding employee stock options to purchase approximately 9.9 million Ordinary shares of the Company. The aggregate consideration for such employee stock options, was approximately $ 3,800. Of the total, $ 3,100 was accrued at June 30, 2008 and was paid in July 2008 and an additional payment, up to the aggregate amount, will be calculated after all HP Transaction related issues and other financial aspects of the Company are known and verified and will be paid following the release to the Company of the funds deposited in escrow. In 2008, upon closing of the HP Transaction, the acceleration resulted in full recognition of the remaining unrecognized compensation costs of $ 2,187 and, as a result of the repurchase, an additional compensation cost of $1,610 representing the excess of the purchase price over the fair value of the options at closing. In the six months ended June 30, 2008 a total of 10,000 and 25,467 options, respectively, were exercised and canceled. As of September 15, 2008 there are 143,334 issued and outstanding options that were granted to the Company’s directors and 43,412,756 issued and outstanding warrants.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

In connection with the HP Transaction, the Board also approved the payment of transaction bonuses to certain employees in the aggregate amount of approximately $ 700 and established that, subject to the aforementioned determination and verification of all transaction related issues and other financial aspects of the Company, additional bonuses may be paid to certain employees, based on criteria, amounts and percentages pre-determined by the Board. The Company recorded the liability for transaction bonuses in 2008, as of the HP Transaction Closing Date.

As a result of the HP Transaction and the cessation of virtually all operations, a majority of the Company’s employees that have not transferred to HP, including the majority of the Company’s senior management, have been terminated by the Company. In connection with such terminations, the Company recorded severance-related expenses in the approximate amount of $2,800 as of the HP Transaction Closing Date.

Upon consummation of the HP Transaction, in March 2008 the Company repaid short-term debt to its lender banks in the amount of $9,800. In April 2008, it fully repaid outstanding long-term debt to its lenders in the amount of $12,100. In May 2008, a $5,000 subordinated note due to a related party was cancelled effective as of March 30, 2008. In connection with the cancellation of the subordinated note, the Company recognized a capital contribution of $5,000. Upon full repayment of the loans recognized the remaining balance of accrued interest on restructured debt as financial income of approximately $7,335.

Following the consummation of the HP Transaction, the Company’s primary asset is cash deposited in short term deposits and therefore, the sole source of income is interest that such deposits earn

On March 31, 2008 the principal shareholders, the Fortissimo entities, completed the sale of all of the shares and a majority of the warrants held by them to Kanir Joint Investments (2005) L.P., which was also previously a controlling shareholder of the Company and S. Nechama Investments (2008) Ltd., which became a controlling shareholder of the Company as a result of the acquisition of our securities from the Fortissimo entities and from several other shareholders.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to United States generally accepted accounting principles (“U.S GAAP”), as follows:

a.	Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of June 30, 2008, the consolidated statements of operations for the six months ended June 2007 and 2008, and the consolidated statements of cash flows for the six months ended June 30, 2007 and 2008 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of our consolidated financial position as of June 30, 2008, our consolidated results of operations for the six months ended June 30, 2007 and 2008 and our consolidated cash flows for the six months ended June 30, 2007 and 2008.

The balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2007 included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on June 30, 2008. Results for six months ended June 30, 2008 are not necessarily indicative of results that may be expected for the year ending December 31, 2008. Unless otherwise noted, all references to “dollars” or “$” are to United States dollars.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Recently issued accounting pronouncements:

In May 2008, the Financial Accounting Standards Board issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. This statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not expect the adoption of SFAS 162 to have a material impact on our consolidated financial statements.

NOTE 3:-	CONTINGENT LIABILITIES

a.	Charges and guarantees:

As of June 30, 2008, the Company obtained bank guarantees in the total amount of $438 in favor of lessors.

b.	Royalty commitments:

During the period 1998-2003, the Company’s European subsidiary received research and development grants totaling € 2,435 ($3,839 at June 30, 2008) from the local authorities in Belgium. Under the terms of the grants, the Company’s European subsidiary has an obligation to pay royalties at the higher of a certain minimum annual amount or at a rate of 4% of the sales derived from the applicable products developed within the framework of such research and development projects, up to an amount equal to the research and development grants received in connection with such products, linked to the Euro. The commencement of the royalty payments to the local authorities in Belgium is contingent upon the Company’s European subsidiary generating sales from products developed under these grants. The grants are not repayable in the event that the Company’s European subsidiary decides to cease the research and development activities, or the exploitation of the products developed under these grants and all know-how and results of the research and development are transferred to the local authorities. In the event that the Company’s European subsidiary decides to cease exploitation of the products developed under these grants, a notification thereof should be given to the local authorities in Belgium.

The Company’s European subsidiary ceased the research and development activities and the exploitation of certain products for which grants were received. The Company did not submit notification to the local authorities and, instead, continued to pay royalties with a total of € 659 ($1039 at June 30, 2008) remitted through 2005. As of June 30, 2008 and December 31, 2007, the aggregate amount of grants received from the Belgium authorities, which had not yet been repaid amounted to $2,800 and $2,613, respectively (€ 1,776 as of June 30, 2008 and December 31, 2007).

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES (Cont.)

In respect to 2006 and 2007, the European subsidiary received notice from the Belgian authorities requesting the annual minimum royalty payments of $285 and $368, respectively. The European subsidiary did not pay the amounts requested as it believes that the royalty payment for 2006 and 2007 should have been only $184 and $250, respectively and that it has overpaid its royalty obligations for prior years. During discussions held with the Belgian authorities in February 2008, the authorities confirmed the Company’s position with respect to the amounts owed for 2006 and 2007. It was also agreed that the Company’s European subsidiary will submit a proposal to the authorities with respect to the overall open balance as described above.

The Company’s European subsidiary offered the Belgian authorities a settlement proposal by which the authorities will waive the repayment of a portion of the grants and, in return, the Company will pay back the sum of $ 615 as full and final settlement. At this stage, the Company is waiting for an official response to its proposal. An accrual of this amount was recorded.

c.	Legal proceedings:

1.

In January 2008, a former distributor of a subsidiary filed a lawsuit against the subsidiary claiming his distribution agreement was terminated in violation of its terms and seeking damages in the amount of $AUD 5,562 Thousand ($4.9 million). The subsidiary filed a statement of defense denying the claims and a filed counterclaim against the former distributor for non-payment and other damages in the amount of $882. The parties are negotiating a settlement agreement by which the subsidiary Company will pay $175. A provision of $175 and both parties will waive all claims was recorded with respect to this settlement.

2.

During 2003, a former supplier filed a lawsuit against a subsidiary, in the amount of € 943 thousand ($1,487) in connection with a disputed supply agreement. In February 2006, the court determined that the subsidiary is to pay the supplier an aggregate amount of € 1,246 thousand ($1,964) representing penalties and accrued interest. The subsidiary filed an appeal, which was rejected by the court of appeals. During 2007, the Company reached an agreement with the supplier to pay the amount due plus interest on the principal amount over a period of 40 months. Following the consummation of the HP Transaction a second settlement agreement was reached by which the full amount was paid in a lump sum during August 2008.

3.

During 2001, a client filed a lawsuit against a subsidiary in the amount of $450 alleging bad quality of products and damages. The subsidiary filed a counter claim of $216 in respect of unpaid invoices. In October 2007, the court ruled that the client is not entitled for any damages and the subsidiary should credit the client for the unpaid balance. The client was ordered to return the product to the Company’s subsidiary. The ruling was deemed final in April 2008 when the official time for appeal passed.

4.

During 2002, an end-user filed a lawsuit in China against a subsidiary alleging bad quality of products. The court ruled that the subsidiary should reimburse the client with the amount of $186. Following an appeal filed by the subsidiary, the court ruled in September 2003 in favor of the end-user. The subsidiary is in the process of liquidation and has no assets; therefore the plaintiff has no remedy against the subsidiary. The customer may elect to start new proceedings against another subsidiary operating in Hong Kong. However, to date, the customer has not filed any claim in Hong Kong. Based on management’s estimation and the opinion of its legal counsel, it is less than likely that the second subsidiary will be required to pay the amount ruled against the subsidiary in China. Therefore, no provision was recorded with respect to this claim.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES (Cont.)

5.

During 2002, a client filed a lawsuit in China against a subsidiary seeking reimbursement in the amount of $400 alleging bad quality of products. In July 2005, the court ruled that the subsidiary is to reimburse the client an amount of $286. The subsidiary no longer operates in China and under current law the ruling in China is not enforceable in Hong Kong. The subsidiary notified the customer in March 2006 that it intends to vigorously defend its claims if submitted to court in Hong Kong. To date, the customer has not filed any claim in Hong Kong. Based on management’s estimation and the opinion of its legal counsel, it is less than likely that the subsidiary will be required to pay the amount ruled against it in China. Therefore, no provision was recorded with respect to this claim.

6.

In September 2003, the Company filed a lawsuit against a former distributor of the Company, for the collection of unpaid invoices in the amount of $420. In February 2004, the former distributor filed a statement of defense denying the Company’s claims and it also filed a counter-claim for alleged damages caused to it by the Company in the amount of $210. Based on the opinion of its legal counsel, management believes that the counter-claim that was filed by the former distributor is without merit and that a loss is not probable. Therefore, a provision was not recorded with respect to this claim.

7.

In December 2003, a client of a subsidiary filed a lawsuit alleging that a machine purchased by it failed to perform. The customer is seeking reimbursement of the purchase price paid by it in the amount of $290. Based on management’s estimation and the opinion of its legal counsel, a provision of $145 was recorded with respect to this claim.

8.

In May 2007, a former managing director of a subsidiary filed a lawsuit against the Company and two of its subsidiaries claiming his resignation was for just cause due to demotion and therefore should be deemed as a termination of his employment by the subsidiary. The Company denies all the claims made by the former employee. Based on management estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

9.

In February 2007, a claim was filed against the Company and one of its former officers by a person claiming to have been an agent of the Company in West Africa for commissions on sales of printers. The claim is for NIS 3,000 ($895). The Company filed a statement of defense denying all claims, both with respect to the causes of action and with respect to the factual allegations in the claim. Based on management’s estimation and the opinion of its legal counsel, no provision was recorded with respect to this claim.

10.

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	INCOME TAXES

As of June 30, 2008, the total amount of unrecognized tax benefits was $4,723, which, if recognized, would affect the effective tax rates in future periods. Included in that amount are accrued interest and penalties in respect to uncertain tax positions of $761 at June 30, 2008, of which $93 for interest and penalties expenses were recorded during 2008. A reconciliation of the beginning and ending amounts of unrecognized tax benefits as of June 30, 2008 was as follows:

Balance as of January 1, 2008	$3,428
Current year tax positions	434
Increases related to prior years tax positions	861

Balance as of June 30, 2008	$4,723

NOTE 5: -	BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

Basic net earning/loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earning per share is computed based on the weighted average number of Ordinary shares outstanding during each period plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings Per Share”.

The following table sets forth the computation of basic and diluted net earning per share of common stock:

	Six months ended June 30,

	2008	2007

	Unaudited

Numerator
Net income (Loss), numerator for basic and diluted per share	86,136	(1,764)

Denominator:
Weighted average number of share of common stock	72,720,010	65,509,000

Effect of dilutive securities:
Employee stock options and warrants	15,002,073	–

Denominator for diluted net earning per share – weighted average assuming exercise of options	87,722,083	65,509,000

The Total weighted average number of shares related to the outstanding options and warrants excluded from the calculation of diluted net earning per share, as they would have been anti-dilutive for all periods presented, was 14,459,893 and 10,505,608 for the six months ended June 30, 2007 and 2008, respectively,

ELLOMAY CAPITAL LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company managed its business on the basis of one reportable segment. Refer to Note 1a for a description of the Company’s business. The following data is presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographical areas based on location of end customers.

The following table presents total revenues for the six months period ended June 30, 2008 and 2007 and long lived assets as of December 31, 2007 and for June 30, 2008:

	June 30, 2008		June 30, 2007	December 31, 2007

	Total revenues	Long-lived assets	Total revenues	Long-lived assets

	Unaudited		Unaudited	Audited

Asia	$664	$–	$3,692	$327
Europe and Middle East	7,589	–	21,725	5,398
America	3,157	–	12,991	219

	$11,410	$–	$38,408	$5,944

b.	Product lines:

Total revenues from external customers distributed on the basis of the Company’s product lines are as follows:

	Six months ended June 30,

	2008	2007

	Unaudited

Printers and spare parts	$6,607	$23,364
Ink	3,961	12,422
Services	842	2,622

	$11,410	$38,408